UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Covanta Holding Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

22282E102
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 22282E102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
SZ INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,921,682

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,921,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,921,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.21% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 132,972,828 shares of Common Stock outstanding on April 23, 2021, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2021.

SCHEDULE 13D
CUSIP No: 22282E102	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
EGI-FUND (05-07) INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,027,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,027,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,027,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.52% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 132,972,828 shares of Common Stock outstanding on April 23, 2021, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2021.

SCHEDULE 13D
CUSIP No: 22282E102	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,949,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,949,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,949,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.74% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 132,972,828 shares of Common Stock outstanding on April 23, 2021, as reported by the Issuer on its Form 10-Q for the period ended March 31, 2021.

SCHEDULE 13D
CUSIP No: 22282E102	Page 5 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 15 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons on August 20, 1999, as amended most recently by Amendment No. 14 filed by the Reporting Persons on July 29, 2014 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.10 per share (“Common Stock”), of Covanta Holding Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 445 South Street, Morristown, New Jersey 07960.  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement relates to Common Stock held directly by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); SZ Investments, L.L.C., a Delaware limited liability company (“SZI”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Chai Trust is the managing member of Fund 05-07 and SZI. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust.  In such capacity, Chai Trust may be deemed to beneficially own the shares of Common Stock held directly by Fund 05-07 and SZI.  Fund 05-07, SZI and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons.”

The executive officers of each of Fund 05-07 and SZI are:

•	Samuel Zell: President. Mr. Zell is also Chairman of the Equity Group Investments division of Chai Trust (“EGI”) and serves as Chairman of the Issuer’s board of directors.

•	Joseph Miron: Vice President and Secretary.

•	Mark Sotir: Vice President. Mr. Sotir is also President of EGI.

•	Philip G. Tinkler: Vice President and Treasurer.

 The officers and senior managing directors of Chai Trust are as follows:

•	Scott R. Peppet: President and Senior Managing Director.

•	Joseph Miron: Chief Legal Officer and Secretary.

•	Natalia Napoleon De Bens: Chief Operating Officer.

•	Mark Sotir: Vice President and Senior Managing Director. Mr. Sotir is also President of EGI.

•	Philip G. Tinkler: Chief Financial Officer.

•	Suzanne Campion: Senior Managing Director. Ms. Campion is also an executive recruiter.

•	David J. Contis: Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno NV 89511.

•	Mary Duke: Senior Managing Director. Ms. Duke is also a family wealth advisor.

SCHEDULE 13D
CUSIP No: 22282E102	Page 6 of 8 Pages

•	Thomas P. Heneghan: Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

•	Siobhan Murphy: Senior Managing Director. Ms. Murphy is also an attorney.

•	JoAnn Zell: Senior Managing Director. Ms. Zell is also a physician.

•	Kellie Zell: Senior Managing Director. Ms. Zell is also a homemaker.

The business address of Samuel Zell, Joseph Miron, Mark Sotir, Philip G. Tinkler, Scott R. Peppet, Natalia Napoleon De Bens, Suzanne Campion, Mary Duke, Thomas P. Heneghan, Siobhan Murphy, JoAnn Zell, Kellie Zell and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 14, 2021, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with Covert Intermediate, Inc., an affiliate of EQT Infrastructure (“Parent”) whereby, among other things, a subsidiary of Parent will be merged with and into the Issuer (the “Merger”). At the effective time of the Merger, each share of the Common Stock outstanding at the time will be converted into the right to receive $20.25 per share in cash, without interest and subject to any required tax withholding.  The Merger Agreement and the Merger were unanimously approved by the Issuer’s board of directors.  The closing of the Merger is subject to approval of shareholders of Common Stock as well as customary government approvals and closing conditions, and is expected to occur in the fourth quarter of 2021.

Also on July 14, 2021, in connection with the execution of the Merger Agreement, each of Fund 05-07 and SZI (together with Samuel Zell Revocable Trust and Zell Family Foundation, the “Voting Agreement Stockholders”), entered into a voting and support agreement (the “Voting Agreement”) with Parent.  Pursuant to the Voting Agreement, each Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of the Common Stock beneficially owned by such Voting Agreement Stockholder, or that may otherwise become beneficially owned by such Voting Agreement Stockholder during the term of the Voting Agreement (and in no event beyond November 10, 2022), in favor of adopting the Merger Agreement and against any action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and other transactions contemplated by the Merger Agreement. As of July 14, 2021, the Voting Agreement Stockholders held approximately 9.9% of the issued and outstanding shares of Common Stock, including 12,949,182 shares of Common Stock, or 9.74%, beneficially owned by the Reporting Persons.

SCHEDULE 13D
CUSIP No: 22282E102	Page 7 of 8 Pages

Each Voting Agreement Stockholder further agreed not to transfer any shares of Common Stock subject to the Voting Agreement, other than, generally, with the prior written consent of Covert Intermediate, Inc., to certain transferees who agree to be bound by the Voting Agreement or other certain limited exceptions.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the election of the Voting Agreement Stockholder to terminate the Voting Agreement following any amendment of the Merger Agreement that reduces or changes the form of consideration payable pursuant to the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 15 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit C: Voting and Support Agreement, dated July 14, 2021, by and among Covert Intermediate, Inc. and each of the Voting Agreement Stockholder parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on July 16, 2021).

SCHEDULE 13D
CUSIP No: 22282E102	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 16, 2021

SZ INVESTMENTS, L.L.C. EGI-FUND (05-07) INVESTORS, L.L.C.

Each By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer